UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: May 31, 2011

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EXHIBIT INDEX

Exhibit 99.1 – Press Release

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Exhibit 99.1

Perfect World and Atari

Announce Agreement for the Acquisition of Cryptic Studios

Beijing China (May 31, 2011) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World”), a leading online game developer and operator based in China, and Atari, S.A. (NYSE Euronext Paris: ATA) (“Atari”), today announced that they have entered into an agreement whereby Perfect World would acquire 100% equity interest in Cryptic Studios, Inc. (“Cryptic Studios”), a California-based online game developer from Atari, the sole shareholder of Cryptic Studios. Under the stock purchase agreement, Perfect World will pay an aggregate purchase price of approximately €35.0 million in cash, subject to working capital and other adjustments as provided in the agreement. The consummation of the transactions contemplated in the agreement is subject to satisfaction of closing conditions.

“We are very pleased to sign the agreement to acquire Cryptic Studios,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “This strategic acquisition will add attractive game titles to our portfolio, which will help us further penetrate into the U.S. and global online game markets. More importantly, Cryptic Studios’ highly reputable development team and its technology platform will further strengthen our well-established R&D capabilities. We deem this as another noteworthy achievement of our global expansion efforts.”

“With the acquisition by Perfect World, Cryptic has found a strong platform for continued expansion into free to play business model and growth in the global marketplace,” said Jim Wilson, CEO of Atari. “The divestiture of Cryptic is in line with Atari’s continued focus on key owned and third-party strategic franchises and expansion into emerging game platforms.”

About Cryptic Studios, Inc. (http://www.crypticstudios.com)

Cryptic Studios, Inc. is a leading developer of massively-multiplayer online role playing games, with a reputation for delivering profitable, on-time, on-budget titles. Cryptic Studios developed the innovative and successful City of Heroes, as well as its subsequent expansion, City of Villains. Both titles garnered numerous awards from leading enthusiast press including GameSpy’s Game of the Year award in 2004. After developing both City of Heroes and City of Villains, Cryptic Studios was purchased by Atari and created Champions Online and Star Trek Online. In addition to supporting Champions Online and Star Trek Online with new updates and content, Cryptic is now developing Neverwinter Nights and other unannounced projects and is rapidly diversifying its portfolio of games to reach beyond the traditional MMORPG genre. Cryptic Studios’ development process is centered on efficiently structured teams working together in a collaborative atmosphere to develop high quality games. The goal is to deliver unparalleled gaming experiences that appeal to a wide range of audiences and to iterate based on early prototyping and vertical slices. Cryptic utilizes a proprietary engine that contains all the tools needed to efficiently build and operate massive online games. Developed in house, the engine continues to be upgraded and adjusted by its original creators to improve the engine’s versatility and functionality. In addition, efficient content generation tools have been incorporated to streamline the development process, allowing real-time testing of art assets within the game environment.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” and “Empire of the Immortals;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, Perfect World’s games have been licensed to leading game operators in a number of countries and regions in Asia, Latin America and the Russian Federation and other Russian speaking territories. Perfect World also generates revenues from game operations in North America, Europe and Japan. Perfect World plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

About Atari, S.A. (http://www.atari.com and http://corporate.atari.com)

Atari group is a global creator, producer and publisher of interactive entertainment. Atari’s brands and content are available across all key traditional and digital distribution touch points, including browser-based and social online platforms, PC, consoles from Microsoft, Nintendo and Sony, and advanced smart phones (i.e. iPhone, Android and RIM devices). Atari benefits from the strength of its worldwide brand and its extensive catalogue of contemporary classic game franchises (Asteroids®, Centipede®, Missile Command®, Lunar Lander®), original owned franchises (Test Drive®, Backyard Sports®, Deer Hunter®), MMO games from Cryptic Studios (Star Trek™ Online, Champions™) and third party franchises (Ghostbusters®, Rollercoaster Tycoon®, Dungeons and Dragons®). Atari also leverages the power of its franchises to deliver movies and merchandise to consumers around the world.

Perfect World’s Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Atari’s Forward-looking Statements

This press release contains forward-looking statements with respect to the financial condition, results of operations, business, strategy and plans of Atari. Although Atari believes that such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside Atari’s control, and notably some risks described in the 2009/2010 Document de référence of the group filed by Atari with the Autorité des marchés financiers (French securities regulator) under number D.10-0660 and which is also available in English on Atari’s corporate web site (http://www.atari.com). The present forward-looking statements are made as of the date of the present press release and Atari disclaims any intention or obligation to provide, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Vice President, Investor Relations & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Kathy Li

Christensen Investor Relations

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Teal Willingham

Christensen Investor Relations

Tel: +86-10-5826-4727

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com

Atari, S.A.

Atari Investor relations

Alexandra Fichelson

Tel + 33 (0) 4 26 68 93 59

alexandra.fichelson@atari.com

Atari Media relations - USA

Erik Reynolds

310-405-7662

erik.reynolds@atari.com

Atari Media relations - France

Marie Ein – Alexis Breton

Tel + 33 (0) 1 53 65 68 68

atari@calyptus.net